RESORTS WORLD BHD.

(Incorporated in Malaysia under Company No. 58019-U)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P.O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03-21782233, 23332233 Fax: 03-21615304
Telex: MA 30022 Cable: Gentotel-Kuala Lumpur

3 July 2008

Securities & Exchange Commission [redacted]
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

08003741

BY FAX/COURIER

Dear Sirs

SUPPL

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy of the announcement made by CIMB Investment Bank Berhad on behalf of the Company dated 2 July 2008, in respect of the proposed renewal of the authority for Resorts World Bhd to purchase its own shares and the proposed exemption under Practice Note 2.9.10 of the Malaysian Code on Take-Overs and Mergers, 1998 for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours sincerely
RESORTS WORLD BHD.

LOH BEE HONG
Company Secretary

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc

7/14

BURSA MALAYSIA

General Announcement

Initiated by MB_CIMB3 on 02/07/2008 05:37:14 PM
Submitted by MB_CIMB3 on 02/07/2008 06:14:18 PM
Reference No MM-080702-63434
Form Version V3.0

Submitted

Company Information

Main Board/ Second Board Company

New Announcement

Submitting Investment Bank/Advisor (if applicable)	CIMB INVESTMENT BANK BERHAD
Submitting Secretarial Firm (if applicable)	
*** Company name**	RESORTS WORLD BHD
*** Stock name**	RESORTS
*** Stock code**	4715
*** Contact person**	ELAINE LAM
*** Designation**	ASSISTANT MANAGER
*** Contact number**	03-2084 9865
E-mail address	elaine.lam@cimb.com

Type *	**Announcement**
Subject *:	RESORTS WORLD BHD ("RESORTS WORLD") - PROPOSED RENEWAL OF THE AUTHORITY FOR RESORTS WORLD TO PURCHASE ITS OWN SHARES ("PROPOSED SHARE BUY-BACK RENEWAL") - PROPOSED EXEMPTION UNDER PRACTICE NOTE 2.9.10 OF THE MALAYSIAN CODE ON TAKE-OVERS AND MERGERS, 1998 ("PROPOSED EXEMPTION")

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
We refer to the announcement made by CIMB Investment Bank Berhad, on behalf of the Board of Directors of Resorts World, dated 2 May 2008 and the announcement made by Resorts World dated 23 June 2008 in relation to the approval from the shareholders of Resorts World for, amongst others, the Proposed Share Buy-Back Renewal and Proposed Exemption at the 28th Annual General Meeting of Resorts World.

On behalf of the Board of Directors of Resorts World, we are pleased to announce that Genting Berhad ("Genting") has informed Resorts World that the Securities Commission ("SC") has, on 1 July 2008, approved the Proposed Exemption, subject to the requirement that Genting and persons acting in concert with it must at all times disclose to the SC all acquisitions or purchases of the voting shares in Resorts World made by them in a 12-month period from the date of the granting of the Proposed Exemption, as required under Paragraph 10 of Practice Note 2.9.10 of the Malaysian Code on Take-Overs and Mergers, 1998.

Accordingly, the Proposed Share Buy-Back Renewal and Proposed Exemption have become unconditional.

This announcement is dated 2 July 2008.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
- No Attachement Found -

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

RESORTS WORLD BHD.
(Incorporated in Malaysia under Company No. 58019-U)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P.O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03-21782233, 23332233 Fax: 03-21615304
Telex: MA 30022 Cable: Gentotel-Kuala Lumpur

26 June 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX/COURIER

Dear Sirs

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy of the announcement of the Company pertaining to the revision to the ratio of the Company's Level 1 American Depositary Receipt programme for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours sincerely
RESORTS WORLD BHD.

LOH BEE HONG
Company Secretary

SEC Mail Processing
Section

JUL - 9 2008

Washington, DC
110

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc

BURSA MALAYSIA

General Announcement

Initiated by **RESORTS WORLD - COMMON** on **25/06/2008 09:51:02 AM**
Ownership transfer to **RESORTS WORLD** on **25/06/2008 02:19:46 PM**
Submitted by **RESORTS WORLD** on **25/06/2008 05:09:55 PM**
Reference No **RW--080625-A2A4D**
Form Version V3.0

Submitted

Company Information

Main Board/ Second Board Company

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	RESORTS WORLD BHD
*** Stock name**	RESORTS
*** Stock code**	4715
*** Contact person**	LOH BEE HONG
*** Designation**	COMPANY SECRETARY
*** Contact number**	03-23336120
E-mail address	

Type *	**Announcement**
Subject *:	RESORT WORLD BHD REVISION TO THE RATIO OF THE COMPANY'S LEVEL 1 AMERICAN DEPOSITARY RECEIPT ("ADR") PROGRAMME

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
Resorts World Bhd ("RWB" or "the Company") writes to inform that Citibank N.A. New York, being the Depositary Bank for the Company's ADR Programme, has on 24 June 2008 effected on behalf of the Company, a revision in the ratio of the Company's ADR Programme from five (5) ordinary shares of RM0.50 each in the Company representing one (1) ADR to twenty-five (25) ordinary shares of RM0.10 each in the Company representing one (1) ADR through the filing of the relevant documentations with the Securities & Exchange Commission of the United States of America arising from the share split exercise undertaken by the Company.

Yours sincerely
RESORTS WORLD BHD

Loh Bee Hong
Company Secretary

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- **(please attach the attachments here)**
- No Attachement Found -

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P.O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03-21782233, 23332233 Fax: 03-21615304
Telex: MA 30022 Cable: Gentotel-Kuala Lumpur

24 June 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX/COURIER

Dear Sirs

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy each of the following announcements for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934:

1. General Announcement - Twenty-Eighth Annual General Meeting.

2. Six copies of the Announcements made by the Company pertaining to the Notice of Shares Buy Back – Immediate Announcement.

Yours sincerely
RESORTS WORLD BHD.

LOH BEE HONG
Company Secretary

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc

BURSA MALAYSIA

General Announcement

Initiated by **RESORTS WORLD - COMMON** on **23/06/2008 08:24:49 AM**
Ownership transfer to **RESORTS WORLD** on **23/06/2008 08:25:03 AM**
Submitted by **RESORTS WORLD** on **23/06/2008 05:22:37 PM**
Reference No **RW-080623-245B6**
Form Version V3.0

Submitted

Company Information	
Main Board/ Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
* **Company name**	RESORTS WORLD BHD
* **Stock name**	RESORTS
* **Stock code**	4715
* **Contact person**	MS LOH BEE HONG
* **Designation**	COMPANY SECRETARY
* **Contact number**	03-23336120
E-mail address	elaine.loh@genting.com

Type * Announcement

Subject *: RESORTS WORLD BHD ("RWB" or "the Company")
- Twenty-Eighth Annual General Meeting ("28th AGM")

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
The Board of Directors of RWB is pleased to inform that the shareholders of RWB have at the 28th AGM of the Company held on Monday, 23 June 2008 approved all the resolutions under Ordinary and Special Businesses as set out in the Notice of the 28th AGM contained in the Annual Report for Year 2007.

TAN SRI LIM KOK THAY
Chairman and Chief Executive
RESORTS WORLD BHD

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
- No Attachement Found -

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

BURSA MALAYSIA

Notice of Shares Buy Back - Immediate Announcement

Initiated by **RESORTS WORLD - COMMON** on **16/06/2008 05:40:11 PM**
Ownership transfer to **RESORTS WORLD** on **16/06/2008 05:40:21 PM**
Submitted by **RESORTS WORLD** on **16/06/2008 06:13:09 PM**
Reference No **RW-080616-51E24**
Form Version V3.0

Submitted

Company Information	
Main Board/Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	RESORTS WORLD BHD
*** Stock name**	RESORTS
*** Stock code**	4715
*** Contact person**	MS LOH BEE HONG
*** Designation**	COMPANY SECRETARY
*** Contact number**	03-23336120
E-mail address	elaine.loh@genting.com

Part A : To be filled by Public Listed Company	
Date of buy back *	16/06/2008
Description of shares purchased *	Ordinary Shares of RM0.10 each
Total number of shares purchased (units) *	2,790,000
Minimum price paid for each share purchased (RM) *	2.910
Maximum price paid for each share purchased (RM) *	2.930
Total consideration paid (RM)	8,177,477.47
Number of shares purchased retained in treasury (units)	2,790,000
Number of shares purchased which are proposed to be cancelled (units)	0
Cumulative net outstanding treasury shares as at to-date (units)	131,855,100
Adjusted issued capital after cancellation (no. of shares) (units)	
Remarks	

BURSA MALAYSIA

Notice of Shares Buy Back - Immediate Announcement

Initiated by **RESORTS WORLD - COMMON** on **17/06/2008 05:35:50 PM**
Ownership transfer to **RESORTS WORLD** on **17/06/2008 05:35:54 PM**
Submitted by **RESORTS WORLD** on **17/06/2008 06:25:24 PM**
Reference No **RW-080617-4B824**
Form Version V3.0

Submitted

Company Information	
Main Board/Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	RESORTS WORLD BHD
*** Stock name**	RESORTS
*** Stock code**	4715
*** Contact person**	MS LOH BEE HONG
*** Designation**	COMPANY SECRETARY
*** Contact number**	03-23336120
E-mail address	elaine.loh@genting.com

Part A : To be filled by Public Listed Company	
Date of buy back *	17/06/2008
Description of shares purchased *	Ordinary Shares of RM0.10 each
Total number of shares purchased (units) *	1,999,800
Minimum price paid for each share purchased (RM) *	2.890
Maximum price paid for each share purchased (RM) *	2.920
Total consideration paid (RM)	5,822,431.02
Number of shares purchased retained in treasury (units)	1,999,800
Number of shares purchased which are proposed to be cancelled (units)	0
Cumulative net outstanding treasury shares as at to-date (units)	133,854,900
Adjusted issued capital after cancellation (no. of shares) (units)	
Remarks	

Exemption No. 82-3229

BURSA MALAYSIA

Notice of Shares Buy Back - Immediate Announcement

Initiated by **RESORTS WORLD - COMMON** on **18/06/2008 05:34:03 PM**
Ownership transfer to **RESORTS WORLD** on **18/06/2008 05:34:09 PM**
Submitted by **RESORTS WORLD** on **18/06/2008 06:04:53 PM**
Reference No **RW-080618-48E8D**
Form Version V3.0

Submitted

Company Information	
Main Board/Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	RESORTS WORLD BHD
*** Stock name**	RESORTS
*** Stock code**	4715
*** Contact person**	MS LOH BEE HONG
*** Designation**	COMPANY SECRETARY
*** Contact number**	03-23336120
E-mail address	elaine.loh@genting.com

Part A : To be filled by Public Listed Company	
Date of buy back *	18/06/2008
Description of shares purchased *	Ordinary Shares of RM0.10 each
Total number of shares purchased (units) *	3,109,700
Minimum price paid for each share purchased (RM) *	2.850
Maximum price paid for each share purchased (RM) *	2.870
Total consideration paid (RM)	8,920,999.42
Number of shares purchased retained in treasury (units)	3,109,700
Number of shares purchased which are proposed to be cancelled (units)	0
Cumulative net outstanding treasury shares as at to-date (units)	136,964,600
Adjusted issued capital after cancellation (no. of shares) (units)	
Remarks	

BURSA MALAYSIA

Notice of Shares Buy Back - Immediate Announcement

Initiated by **RESORTS WORLD - COMMON** on **19/06/2008 05:47:22 PM**
Ownership transfer to **RESORTS WORLD** on **19/06/2008 05:47:29 PM**
Submitted by **RESORTS WORLD** on **19/06/2008 06:16:27 PM**
Reference No **RW-080619-5C666**
Form Version V3.0

Submitted

Company Information

Main Board/Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	RESORTS WORLD BHD
*** Stock name**	RESORTS
*** Stock code**	4715
*** Contact person**	MS LOH BEE HONG
*** Designation**	COMPANY SECRETARY
*** Contact number**	03-23336120
E-mail address	elaine.loh@genting.com

Part A : To be filled by Public Listed Company

Date of buy back *	19/06/2008
Description of shares purchased *	Ordinary Shares of RM0.10 each
Total number of shares purchased (units) *	5,351,100
Minimum price paid for each share purchased (RM) *	2.770
Maximum price paid for each share purchased (RM) *	2.830
Total consideration paid (RM)	15,008,297.34
Number of shares purchased retained in treasury (units)	5,351,100
Number of shares purchased which are proposed to be cancelled (units)	0
Cumulative net outstanding treasury shares as at to-date (units)	142,315,700
Adjusted issued capital after cancellation (no. of shares) (units)	
Remarks	

BURSA MALAYSIA

Notice of Shares Buy Back - Immediate Announcement

Initiated by **RESORTS WORLD - COMMON** on **20/06/2008 05:52:08 PM**
Ownership transfer to **RESORTS WORLD** on **20/06/2008 05:52:13 PM**
Submitted by **RESORTS WORLD** on **20/06/2008 06:09:46 PM**
Reference No **RW-080620-6366D**
Form Version V3.0

Submitted

Company Information	
Main Board/Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	RESORTS WORLD BHD
*** Stock name**	RESORTS
*** Stock code**	4715
*** Contact person**	MS LOH BEE HONG
*** Designation**	COMPANY SECRETARY
*** Contact number**	03-23336120
E-mail address	elaine.loh@genting.com

Part A : To be filled by Public Listed Company	
Date of buy back *	20/06/2008
Description of shares purchased *	Ordinary Shares of RM0.10 each
Total number of shares purchased (units) *	3,080,900
Minimum price paid for each share purchased (RM) *	2.800
Maximum price paid for each share purchased (RM) *	2.820
Total consideration paid (RM)	8,686,046.06
Number of shares purchased retained in treasury (units)	3,080,900
Number of shares purchased which are proposed to be cancelled (units)	0
Cumulative net outstanding treasury shares as at to-date (units)	145,396,600
Adjusted issued capital after cancellation (no. of shares) (units)	
Remarks	

BURSA MALAYSIA

Notice of Shares Buy Back - Immediate Announcement

Initiated by **RESORTS WORLD - COMMON** on **23/06/2008 05:49:56 PM**
Ownership transfer to **RESORTS WORLD** on **23/06/2008 05:50:11 PM**
Submitted by **RESORTS WORLD** on **23/06/2008 06:11:01 PM**
Reference No **RW-080623-602C4**
Form Version V3.0

Submitted

Company Information

Main Board/Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	RESORTS WORLD BHD
*** Stock name**	RESORTS
*** Stock code**	4715
*** Contact person**	MS LOH BEE HONG
*** Designation**	COMPANY SECRETARY
*** Contact number**	03-23336120
E-mail address	elaine.loh@genting.com

Part A : To be filled by Public Listed Company

Date of buy back *	23/06/2008
Description of shares purchased *	Ordinary Shares of RM0.10 each
Total number of shares purchased (units) *	741,900
Minimum price paid for each share purchased (RM) *	2.770
Maximum price paid for each share purchased (RM) *	2.820
Total consideration paid (RM)	2,081,397.77
Number of shares purchased retained in treasury (units)	741,900
Number of shares purchased which are proposed to be cancelled (units)	0
Cumulative net outstanding treasury shares as at to-date (units)	146,138,500
Adjusted issued capital after cancellation (no. of shares) (units)	
Remarks	

RESORTS WORLD BHD.
(Incorporated in Malaysia under Company No. 58019-U)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P.O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03-21782233, 23332233 Fax: 03-21615304
Telex: MA 30022 Cable: Gentotel-Kuala Lumpur

10 June 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX/COURIER

Dear Sirs

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy of the announcement of the Company pertaining to the acquisition of a new subsidiary company by Genting Utilities & Services Sdn Bhd, a wholly-owned subsidiary of the Company for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours sincerely
RESORTS WORLD BHD.

LOH BEE HONG
Company Secretary

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc

General Announcement

Initiated by **RESORTS WORLD - COMMON** on **06/06/2008 12:23:50 PM**
Ownership transfer to **RESORTS WORLD** on **06/06/2008 12:24:00 PM**
Reference No **RW-080606-827B5**
Form Version V3.0

Submitted

Company Information	
Main Board/ Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	RESORTS WORLD BHD
*** Stock name**	RESORTS
*** Stock code**	4715
*** Contact person**	MS LOH BEE HONG
*** Designation**	COMPANY SECRETARY
*** Contact number**	03-23336120
E-mail address	elaine.loh@genting.com

Type * Announcement

Subject *: ACQUISITION OF A NEW SUBSIDIARY COMPANY BY GENTING UTILITIES & SERVICES SDN BHD, A WHOLLY-OWNED SUBSIDIARY OF THE COMPANY

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
We wish to inform that Genting Utilities & Services Sdn Bhd, a wholly-owned subsidiary of the Company has acquired the entire issued and paid-up share capital of Netyield Sdn Bhd (Company No. 816928-D), comprising 2 ordinary shares of RM1/- each for cash at par on 5 June 2008.

None of the Directors and substantial shareholders of the Company and/or any persons connected with them has any interest, direct or indirect, in the aforesaid acquisition.

The aforesaid new subsidiary is not expected to have any effect on the group's profit for 2008.

RESORTS WORLD BHD

LOH BEE HONG
Company Secretary

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
- No Attachement Found -

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

END